                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                             SCHEDULE 13D

               UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. __)

                           GSE SYSTEMS, INC.
--------------------------------------------------------------------------------
                           (Name of Issuer)

                      Common Stock, no par value
--------------------------------------------------------------------------------
                    (Title of Class of Securities)

                               36227K106
            -----------------------------------------------
                            (CUSIP Number)

                             May 26, 2005
            -----------------------------------------------
        (Date of Event which Requires Filing of this Statement)

                  Dolphin Direct Equity Partners, LP
                  c/o Dolphin Asset Management Corp.
                         129 East 17th Street
                       New York, New York 10003
                       Telephone: (212) 982-5071
                         Attn: Peter E. Salas

                            with a copy to:

                             Gary J. Simon
                       Hughes Hubbard & Reed LLP
                        One Battery Park Plaza
                       New York, New York 10004
                       Telephone: (212) 837-6000
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)

          If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is
filing  this   schedule   because  of  secs.   240.13d-1(e),   240.13d-1(f)   or
240.13d-1(g), check the following box [ ].

          *The  remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter  disclosures  provided in a prior cover page.

          The information  required on this cover page shall not be deemed to be
"filed" for the  purposes of Section 18 of the  Securities  Exchange Act of 1934
("Act") or otherwise  subject to the liabilities of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
 -----------------------                                  ---------------------
| CUSIP NO. 13916P100   |                                | PAGE 2 OF 13        |
 -----------------------                                  ---------------------

 ------------------------------------------------------------------------------
| 1  | NAME OF REPORTING PERSONS                                               |
|    | Peter E. Salas                                                          |
|    | S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                      |
|    | (Intentionally Omitted)                                                 |
|----|-------------------------------------------------------------------------|
| 2  | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |X|   |
|    |                                                              (b)  |_|   |
|----|-------------------------------------------------------------------------|
| 3  | SEC USE ONLY                                                            |
|----|-------------------------------------------------------------------------|
| 4  | SOURCE OF FUNDS                                                         |
|    | AF                                                                      |
|----|-------------------------------------------------------------------------|
| 5  | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                |
|    | PURSUANT TO ITEMS 2(d) OR 2(e)                                    |_|   |
|----|-------------------------------------------------------------------------|
| 6  | CITIZENSHIP OR PLACE OF ORGANIZATION                                    |
|    | U.S.                                                                    |
|----------------------------------------------------------------------------- |
|                      |  7 | SOLE VOTING POWER                                |
|                      |    | 1,419,913                                        |
|     NUMBER OF        |----|--------------------------------------------------|
|      SHARES          |  8 | SHARED VOTING POWER                              |
|   BENEFICIALLY       |    | 0                                                |
|     OWNED BY         |----|--------------------------------------------------|
|       EACH           |  9 | SOLE DISPOSITIVE POWER                           |
|    REPORTING         |    | 1,419,913                                        |
|   PERSON WITH        |----|--------------------------------------------------|
|                      | 10 | SHARED DISPOSITIVE POWER                         |
|                      |    | 0                                                |
|----------------------------------------------------------------------------- |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            |
|    | 1,419,913                                                               |
|----|-------------------------------------------------------------------------|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    |_|   |
|    | SHARES*                                                                 |
|----|-------------------------------------------------------------------------|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      |
|    | 13.6%                                                                   |
|----|-------------------------------------------------------------------------|
| 14 | TYPE OF REPORTING PERSON*                                               |
|    | IN                                                                      |
 ------------------------------------------------------------------------------

                                  SCHEDULE 13D
 -----------------------                                  ---------------------
| CUSIP NO. 13916P100   |                                | PAGE 3 OF 13        |
 -----------------------                                  ---------------------

 ------------------------------------------------------------------------------
| 1  | NAME OF REPORTING PERSONS                                               |
|    | Dolphin Management, Inc.                                                |
|    | S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                      |
|    | (Intentionally Omitted)                                                 |
|----|-------------------------------------------------------------------------|
| 2  | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |X|   |
|    |                                                              (b)  |_|   |
|----|-------------------------------------------------------------------------|
| 3  | SEC USE ONLY                                                            |
|----|-------------------------------------------------------------------------|
| 4  | SOURCE OF FUNDS                                                         |
|    | AF                                                                      |
|----|-------------------------------------------------------------------------|
| 5  | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                |
|    | PURSUANT TO ITEMS 2(d) OR 2(e)                                    |_|   |
|----|-------------------------------------------------------------------------|
| 6  | CITIZENSHIP OR PLACE OF ORGANIZATION                                    |
|    | Delaware                                                                |
|----------------------------------------------------------------------------- |
|                      |  7 | SOLE VOTING POWER                                |
|                      |    | 0                                                |
|     NUMBER OF        |----|--------------------------------------------------|
|      SHARES          |  8 | SHARED VOTING POWER                              |
|   BENEFICIALLY       |    | 1,419,913                                        |
|     OWNED BY         |----|--------------------------------------------------|
|       EACH           |  9 | SOLE DISPOSITIVE POWER                           |
|    REPORTING         |    | 0                                                |
|   PERSON WITH        |----|--------------------------------------------------|
|                      | 10 | SHARED DISPOSITIVE POWER                         |
|                      |    | 1,419,913                                        |
|----------------------------------------------------------------------------- |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            |
|    | 1,419,913                                                               |
|----|-------------------------------------------------------------------------|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    |_|   |
|    | SHARES*                                                                 |
|----|-------------------------------------------------------------------------|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      |
|    | 13.6%                                                                   |
|----|-------------------------------------------------------------------------|
| 14 | TYPE OF REPORTING PERSON*                                               |
|    | CO                                                                      |
 ------------------------------------------------------------------------------

                                  SCHEDULE 13D
 -----------------------                                  ---------------------
| CUSIP NO. 13916P100   |                                | PAGE 4 OF 13        |
 -----------------------                                  ---------------------

 ------------------------------------------------------------------------------
| 1  | NAME OF REPORTING PERSONS                                               |
|    | Dolphin Advisors, LLC                                                   |
|    | S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                      |
|    | (Intentionally Omitted)                                                 |
|----|-------------------------------------------------------------------------|
| 2  | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |X|   |
|    |                                                              (b)  |_|   |
|----|-------------------------------------------------------------------------|
| 3  | SEC USE ONLY                                                            |
|----|-------------------------------------------------------------------------|
| 4  | SOURCE OF FUNDS                                                         |
|    | AF                                                                      |
|----|-------------------------------------------------------------------------|
| 5  | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                |
|    | PURSUANT TO ITEMS 2(d) OR 2(e)                                    |_|   |
|----|-------------------------------------------------------------------------|
| 6  | CITIZENSHIP OR PLACE OF ORGANIZATION                                    |
|    | Delaware                                                                |
|----------------------------------------------------------------------------- |
|                      |  7 | SOLE VOTING POWER                                |
|                      |    | 0                                                |
|     NUMBER OF        |----|--------------------------------------------------|
|      SHARES          |  8 | SHARED VOTING POWER                              |
|   BENEFICIALLY       |    | 1,419,913                                        |
|     OWNED BY         |----|--------------------------------------------------|
|       EACH           |  9 | SOLE DISPOSITIVE POWER                           |
|    REPORTING         |    | 0                                                |
|   PERSON WITH        |----|--------------------------------------------------|
|                      | 10 | SHARED DISPOSITIVE POWER                         |
|                      |    | 1,419,913                                        |
|----------------------------------------------------------------------------- |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            |
|    | 1,419,913                                                               |
|----|-------------------------------------------------------------------------|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    |_|   |
|    | SHARES*                                                                 |
|----|-------------------------------------------------------------------------|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      |
|    | 13.6%                                                                   |
|----|-------------------------------------------------------------------------|
| 14 | TYPE OF REPORTING PERSON*                                               |
|    | OO (limited liability company)                                          |
 ------------------------------------------------------------------------------

                                  SCHEDULE 13D
 -----------------------                                  ---------------------
| CUSIP NO. 13916P100   |                                | PAGE 5 OF 13        |
 -----------------------                                  ---------------------

 ------------------------------------------------------------------------------
| 1  | NAME OF REPORTING PERSONS                                               |
|    | Dolphin Direct Equity Partners, LP                                      |
|    | S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                      |
|    | (Intentionally Omitted)                                                 |
|----|-------------------------------------------------------------------------|
| 2  | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |X|   |
|    |                                                              (b)  |_|   |
|----|-------------------------------------------------------------------------|
| 3  | SEC USE ONLY                                                            |
|----|-------------------------------------------------------------------------|
| 4  | SOURCE OF FUNDS                                                         |
|    | WC                                                                      |
|----|-------------------------------------------------------------------------|
| 5  | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                |
|    | PURSUANT TO ITEMS 2(d) OR 2(e)                                    |_|   |
|----|-------------------------------------------------------------------------|
| 6  | CITIZENSHIP OR PLACE OF ORGANIZATION                                    |
|    | U.S.                                                                    |
|----------------------------------------------------------------------------- |
|                      |  7 | SOLE VOTING POWER                                |
|                      |    | 0                                                |
|     NUMBER OF        |----|--------------------------------------------------|
|      SHARES          |  8 | SHARED VOTING POWER                              |
|   BENEFICIALLY       |    | 1,419,913                                        |
|     OWNED BY         |----|--------------------------------------------------|
|       EACH           |  9 | SOLE DISPOSITIVE POWER                           |
|    REPORTING         |    | 0                                                |
|   PERSON WITH        |----|--------------------------------------------------|
|                      | 10 | SHARED DISPOSITIVE POWER                         |
|                      |    | 1,419,913                                        |
|----------------------------------------------------------------------------- |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            |
|    | 1,419,913                                                               |
|----|-------------------------------------------------------------------------|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    |_|   |
|    | SHARES*                                                                 |
|----|-------------------------------------------------------------------------|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      |
|    | 13.6%                                                                   |
|----|-------------------------------------------------------------------------|
| 14 | TYPE OF REPORTING PERSON*                                               |
|    | PN                                                                      |
 ------------------------------------------------------------------------------

                                  SCHEDULE 13D
 -----------------------                                  ---------------------
| CUSIP NO. 13916P100   |                                | PAGE 6 OF 13        |
 -----------------------                                  ---------------------

ITEM 1.   SECURITY AND ISSUER

          The class of equity  security to which this  statement  relates is the common stock, no par value (the "COMMON STOCK") of GSE Systems, Inc., a Delaware corporation (the "COMPANY").  The address of the principal  executive offices of the Company is 9189 Red Branch Road, Columbia, Maryland 21045.

ITEM 2.   IDENTITY AND BACKGROUND

          This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)  promulgated by the Securities and Exchange Commission
(the  "COMMISSION")  pursuant to Section 13 of the  Securities  Exchange  Act of
1934, as amended (the "EXCHANGE  ACT"):  Peter E. Salas ("MR.  SALAS"),  Dolphin
Management  Inc.,  a  New  York  corporation  ("DOLPHIN  MANAGEMENT"),   Dolphin
Advisors,  LLC, a New York limited liability company ("DOLPHIN  ADVISORS"),  and
Dolphin Direct Equity  Partners,  LP, a Delaware limited  partnership  ("DOLPHIN
DIRECT"). Mr. Salas, Dolphin Management, Dolphin Advisors and Dolphin Direct are
collectively  referred  to as the  "REPORTING  PERSONS."  Mr.  Salas is a United
States citizen.

          The  principal  business  address of Mr.  Salas,  Dolphin  Management,
Dolphin Advisors and Dolphin Direct is c/o Dolphin Asset  Management  Corp., 129
East 17th Street, New York, New York 10003.

          Dolphin Direct is a private  investment fund.  Dolphin Advisors is the sole managing  general  partner of Dolphin  Direct.  The  principal  business of
Dolphin Advisors is to serve as investment manager to Dolphin Direct and another private  investment  fund.  Dolphin  Management is the sole  managing  member of
Dolphin Advisors.  The principal  business of Dolphin  Management is to serve as investment  manager to Dolphin  Advisors  and Dolphin  Direct and certain  other entities. Mr. Salas is the sole shareholder and President of Dolphin Management.
The  principal  business  of Mr.  Salas  is to act as the sole  shareholder  and
President of Dolphin Management and as the principal of investment funds.

          During the past five years,  none of the Reporting Persons and, to the knowledge of the Reporting Persons,  none of the executive officers or directors of the  Reporting  Persons,  if  applicable,  has been  convicted  in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil  proceeding of a judicial or  administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On May 26, 2005, pursuant to a Senior Subordinated Secured Convertible
Note and Warrant Purchase Agreement, dated as of May 26, 2005 (the "Agreement"), the  Company  issued  and sold to  Dolphin  Direct,  for an  aggregate  price of
$2,000,000, a senior subordinated secured convertible note of the Company in the aggregate  principal  amount of  $2,000,000  (the  "Note")  and a  warrant  (the

                                  SCHEDULE 13D
 -----------------------                                  ---------------------
| CUSIP NO. 13916P100   |                                | PAGE 7 OF 13        |
 -----------------------                                  ---------------------

"Warrant") to purchase  380,952  shares (the "Warrant  Shares") of Common Stock.
This transaction is herein referred to as the "Financing."

          As of the financing,  the Common Stock is listed on the American Stock
Exchange (the "Amex").  Under Section 713 of the Amex Company  Guide,  companies with securities listed on the Amex must obtain  stockholder  approval before the sale,  issuance,  or potential  issuance of their common  stock,  or  securities convertible into their common stock, in connection with a transaction other than a public offering,  equal to 20% or more of their outstanding  common stock, for less than the greater of book or market value of their common stock.

          The Note is  convertible,  in part or in whole,  into shares of Common
Stock based on a conversion price of $1.925.  However, the conversion price, and thus the number of shares  into which the Note may be  converted,  is subject to adjustment,  including upon certain  dilutive  issuances or deemed  issuances of
Common Stock. Under these adjustment provisions,  the Company may be required to issue, upon conversion of the Note (when aggregated with the number of shares of
Common  Stock  issued  upon  exercise  of  the  Warrant),  20%  or  more  of the outstanding  shares of Common Stock on May 26, 2005 for less than the greater of book or market value of their common stock. Accordingly, under the Amex's rules, the Company is seeking to obtain stockholder approval for any such issuance.

          Under  the  terms  of the  Agreement  and  Note,  notwithstanding  the adjustment provisions of the Note, the number of shares of Common Stock actually issued on conversion of the Note,  when  aggregated with the number of shares of the Common Stock actually issued or issuable upon exercise of the Warrant,  will not exceed 19.99% of the outstanding  shares of the Common Stock on May 26, 2005
(the "Conversion Share Limit").  However,  the Note provides that the Conversion
Share  Limit  will  terminate  upon  the  effectiveness  of the  consent  to the transaction  by  stockholders  holding a majority of the  outstanding  shares of
Common Stock, in compliance with the  stockholder  approval  requirements of the
Amex.

          On May 19,  2005,  the  Company  obtained  the  written  consent  (the
"Majority Consent") of GP Strategies Corporation ("GP Strategies"), as holder of a majority of the outstanding shares of the Common Stock. Under the rules of the
Exchange Act, the effectiveness of the Majority Consent,  and the termination of the Conversion Share Limit,  will become effective on the day following the 20th day after the Company's  information  statement  relating to the Financing  (the
"INFORMATION  STATEMENT") is mailed to the Company's  stockholders.  The Company mailed a preliminary  Information Statement with the Commission on May 27, 2005.
In light of the limited  conditions  prior to the  termination of the Conversion
Share Limit,  this Schedule 13D reports the ownership of the Common Stock by the
Reporting Persons on the basis that such termination has occurred.

          THE AGREEMENT. On May 26, 2005, pursuant to the Agreement, the Company issued  the Note and the  Warrant to Dolphin  Direct for an  aggregate  purchase price of $2,000,000, less certain fees the Company agreed to pay to or on behalf

                                  SCHEDULE 13D
 -----------------------                                  ---------------------
| CUSIP NO. 13916P100   |                                | PAGE 8 OF 13        |
 -----------------------                                  ---------------------

of Dolphin Direct.  Of such purchase price,  $500,000 was placed in escrow until the termination of the Conversion Share Limit. If the Conversion Share Limit has
not been  terminated by the 75th day after the closing date,  such $500,000 will be paid to Dolphin Direct.

          Under the Agreement,  the Company has agreed,  among other things, not to, and to cause its  subsidiaries  not to, while the Note is  outstanding,  (i)
acquire, sell or otherwise transfer any material assets or rights of the Company or a subsidiary, or enter into any contract or agreement relating to the sale of assets,  which is not consummated  pursuant to an arms length transaction,  (ii)
enter into any contract,  agreement or transaction  with any officer,  director, stockholder  or  affiliate of the Company or a  subsidiary  other than  ordinary course  transactions that are consistent with past practice and pursuant to arms length terms,  (iii) pay or declare any dividend or make any distribution  upon, redeem,  retire or repurchase or otherwise acquire,  any shares of capital stock or other securities of the Company or a subsidiary, other than certain dividends currently owed to ManTech International, or (iv) materially change the Company's or any subsidiary's line of business as currently conducted.

          The Company  has agreed to file,  within 30 days of the closing of the
Financing, a registration statement covering the resale by Dolphin Direct of all shares of Common Stock issuable pursuant to the Note or the Warrant. The Company has also  agreed to use its best  efforts  to have such  registration  statement declared effective by the Commission as soon as possible  thereafter,  but in no event  later than 90 days after the  closing of the  Financing,  and to keep the registration  statement effective thereafter until all such securities have been sold or can be sold without most restrictions.  If the Company does not meet the deadlines  for filing  and  effectiveness  of the  registration  statement,  the
Company will be required to pay Dolphin Direct 2% of the  outstanding  principal of the Note for each  30-day  period the  Company is late.  The Company has also agreed to provide piggyback  registration  rights if at any time there is not an effective  registration  statement  covering the resale by Dolphin Direct of all shares of Common Stock issuable pursuant to the Note or the Warrant.

          THE  NOTE.  The Note is in the  principal  amount  of  $2,000,000  and matures on March 31, 2009. The Note  initially  bears interest at the rate of 8%
per annum.  Interest  is  payable  in  arrears on the last day of each  calendar quarter and all principal  and accrued  interest is payable upon  maturity.  The interest  rate will  decrease,  for each quarter  during which the  registration statement  registering  the  shares  of  common  stock  into  which  the Note is convertible  is in  effect,  by 2% per  annum  for each 25%  increment  over the conversion price achieved by the Company's Common Stock price.

          The Note is convertible,  in part or in whole, into a number of shares of Common Stock equal to the principal and interest of the Note being  converted divided by an initial conversion price of $1.925. However, if the Company issues or sells any shares of Common Stock or securities  exercisable  or  exchangeable for or convertible into common stock (excluding certain shares, including shares issued to Dolphin Direct,  under certain  employee  benefit plans or pursuant to outstanding  options or convertible  securities) for a  consideration  per share less than the then effective conversion price, then the conversion price will be reduced to an amount equal to the  consideration per share in such new issuance.

                                  SCHEDULE 13D
 -----------------------                                  ---------------------
| CUSIP NO. 13916P100   |                                | PAGE 9 OF 13        |
 -----------------------                                  ---------------------

The conversion price will also be  appropriately  adjusted upon any stock split,
stock  dividend,   recapitalization,   combination,   or  similar   transaction.
Notwithstanding such adjustment provision,  the number of shares of Common Stock actually  issued on  conversion  of the Note will be limited  by the  Conversion
Share Limit until the effectiveness of the Majority Consent on the day following the  twentieth  day after the  Information  Statement is mailed to the Company's stockholders.  If the Company fails to issue a  certificate  for the shares into which the Note has been  converted  within  three days of such  conversion,  the
Company  will be  required to pay,  for each day the Company is late,  an amount equal to 1% of the  product  of  number of  shares  to which  Dolphin  Direct is entitled  and the  closing  price of the  Common  Stock on the last day that the
Company could have delivered such certificate.

          Events of default under the Note include, among other things, and with certain cure periods,  the  suspension of trading or failure to be listed on one of certain  markets,  failure to comply with  certain  agreements  with  Dolphin
Direct (such as a failure to comply with the conversion  provisions of the Note, a failure to have sufficient shares authorized for conversion,  and a failure to pay  principal  or interest or other  amount when due),  failure to pay material indebtedness,  and  bankruptcy.  Upon and during the  continuance of an event of default of the Note,  the interest  rate will increase to 24%. The holder of the
Note may  require  the  Company to redeem all or any portion of the Note upon an event of default for a price equal to the greater of the amount of the principal and  interest  of the note to be redeemed or the product of the number of shares of Common Stock into which such principal and interest is convertible multiplied by the closing trading price of the Common Stock  immediately prior to the event of default.

          The holder of the Note will be entitled to participate in any pro rata issuance or sale of securities to the Company's  stockholders to the extent that the holder would have been able to participate if the Note had been converted to
Common Stock in its entirety.

          The Company is prevented,  under the terms of the Note,  from engaging in any fundamental  transaction (such as a merger,  consolidation or sale of the
Company)  unless the successor  assumes in writing all of the obligations of the
Company  under the Note and the  successor  is a publicly  traded  company  with common stock traded on the Amex, Nasdaq or the New York Stock Exchange.

          The Note ranks senior to all other  indebtedness  of the Company other than certain debt  connected  with the  Company's  senior  credit  agreement (or
certain  refinancings   thereof)  and  the  Company's  obligation  to  repay  GP
Strategies  for payments made by GP  Strategies  pursuant to its guaranty of the
Company's senior credit  agreement debt, to which the Note is expressly  junior, and  certain  capitalized  leases and  contingent  obligations.  The  Company is prohibited from any additional indebtedness senior to the Note while the Note is outstanding. The ranking is effectuated by a subordination agreement between the
Company's senior lender, Dolphin Direct, and the Company.

          THE WARRANT.  The Warrant is exercisable  for 380,952  Warrant Shares, and the initial exercise price is $2.22 per Warrant Share. The exercise price of the Warrant must be paid in cash, except that if a registration statement is not

                                  SCHEDULE 13D
 -----------------------                                  ---------------------
| CUSIP NO. 13916P100   |                                | PAGE 10 OF 13       |
 -----------------------                                  ---------------------

available  for the resale of  Warrant  Shares,  the holder may make a  "cashless exercise" of the Warrant.  The Warrant expires on the seventh anniversary of its issuance.

          If the  Company  issues  or  sells  any  shares  of  Common  Stock  or securities  exercisable or  exchangeable  for or  convertible  into common stock
(excluding  certain shares,  including  shares issued to Dolphin  Direct,  under certain employee benefit plans or pursuant to outstanding options or convertible securities) for a consideration per share less than the then effective  exercise price,  then the  exercise  price  will be  reduced  to an  amount  equal to the consideration per share in such new issuance,  without  adjustment to the number of Warrant Shares issuable on exercise. The exercise price and number of Warrant
Shares will also be appropriately  adjusted upon any dividend or distribution of assets (including any distribution of cash,  securities or other property by way
of   dividend,   spin-off,   reclassification,   or  similar   recapitalization,
combination, or similar transaction. If the Company fails to issue a certificate for the shares for which the Warrant  has been  exercised  within  three days of such conversion, the Company will required to pay, for each day that the Company is late,  an amount  equal to 1% of the product of number of shares to which the
Investor is entitled  and the closing  price of the Common Stock on the last day that the Company could have delivered such certificate.

          The holder of the Warrant will be entitled to  participate  in any pro rata issuance or sale of securities to the company's  stockholders to the extent that the holder  would have been able to  participate  if the  Warrant  had been exercised in its entirety.

          The  Company  is  prevented,  under  the  terms of the  Warrant,  from engaging in any fundamental  transaction  (such as a merger,  consolidation,  or sale  of the  Company)  unless  the  successor  assumes  in  writing  all of the obligations  of the Company  under the Warrant and the  successor  is a publicly traded  company  with common  stock  traded on the Amex,  Nasdaq or the New York
Stock Exchange.

          The Company has granted  Dolphin  Direct a priority lien on all of its and  its  subsidiaries'  assets,  subject  only to  certain  existing  or  other permitted liens, as to which such priority is second.

ITEM 4.   PURPOSE OF THE TRANSACTION

          The Reporting  Persons  purchased the Note and the Warrant  because of its belief that the Company  represents  an attractive  investment  based on the business prospects and strategy of the Company.

          The Reporting  Persons have no present plans or proposals  that relate to or that would  result in any of the actions  specified in clauses (a) through
(j) of Item 4 of Schedule 13D of the Exchange  Act.  Nonetheless,  the Reporting
Persons may at any time formulate plans or proposals for the Company, including, among other things, entering into privately negotiated sales of shares of Common
Stock or acquisitions of additional shares of Common Stock,  making  open-market sales or  purchases,  proposing  a  business  combination  transaction  with the

                                  SCHEDULE 13D
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Company or making a tender offer for some or all of the Common Stock. It is also possible  that  the  Reporting  Persons  will  decide  not to  pursue  any  such transaction.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date of this Schedule 13D, as discussed  above, the Reporting
Persons  may be  deemed  to be a group as  defined  in Rule  13d-5(b)  under the
Exchange  Act  and,  as such a  group,  may be  deemed  to  beneficially  own an aggregate of 1,419,913 shares of Common Stock,  which  constitute  approximately
13.6% of the  outstanding  shares  Common  Stock,  based on 8,999,706  shares of
Common Stock  outstanding  as of May 2, 2005  pursuant to the Issuer's Form 10-Q for the  fiscal  quarter  ended  March 31,  2005,  on which are based all of the percentages  of  outstanding  shares of  Common  Stock  set  forth  herein.  The foregoing  and all other  amounts of  beneficial  ownership set forth herein are calculated pursuant to Rule 13d-3 under the Exchange Act ("RULE 13D-3").

          As of the date hereof,  Mr. Salas,  by virtue of his  relationship  to
Dolphin  Management and Dolphin Advisors,  may be deemed to beneficially own all
1,419,913   shares  of  Common  Stock  referred  to  above,   which   constitute
approximately  13.6% of the  outstanding  shares of Common Stock. As of the date hereof,  Dolphin  Management,  by virtue of its  relationship  with  respect  to
Dolphin  Advisors  and Dolphin  Direct,  may be deemed to  beneficially  own all
1,419,913   shares  of  Common  Stock  referred  to  above,   which   constitute
approximately  13.6% of the  outstanding  shares of Common Stock. As of the date hereof,  Dolphin Advisors,  by virtue of its relationship to Dolphin Direct, may be deemed to beneficially  own all 1,419,913  shares of Common Stock referred to above, which constitute  approximately 13.6% of the outstanding shares of Common
Stock.  As of the date hereof,  Dolphin  Direct,  by virtue of its  ownership of record  of the Note and the  Warrant,  may be  deemed  to  beneficially  own the
1,419,913  shares of Common Stock issuable upon conversion or exercise  thereof, which shares constitute  approximately 13.6% of the outstanding shares of Common
Stock.  Each of Mr.  Salas,  Dolphin  Management,  Dolphin  Advisors and Dolphin
Direct  owns no shares of Common  Stock and,  without  implying  the  beneficial ownership of Common Stock by any other Reporting  Person other than as expressly set forth  herein,  disclaims  beneficial  ownership of any shares  beneficially owned by any other Reporting Person.

     (b) By virtue of the foregoing relationships, Mr. Salas is deemed to solely have,  and each of Dolphin  Management,  Dolphin  Advisors and Dolphin Direct is
deemed to share,  the power to vote or direct  the vote of,  and to  dispose  or direct  the  disposition  of,  the  shares of  Common  Stock  issuable  upon the conversion of the Note or exercise of the Warrant.

     (c) The Note,  which is convertible  into 1,038,961 shares of Common Stock, and the  Warrant,  which is  exercisable  to purchase  380,952  shares of Common
Stock, were purchased within the last 60 days as described above.

     (d) Each of the  Reporting  Persons  affirms  that no person other than the
Reporting Persons has the right to receive or the power to direct the receipt of

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dividends  from,  or the  proceeds  from the sale of, the shares of Common Stock deemed to be beneficially  owned by such Reporting  Person or the Warrant or the
Note.

     (e) Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
          RESPECT TO SECURITIES OF THE ISSUER

          As  described  in Item 4, the Note and the Warrant  were  purchased in connection  with the  Financing,  which was  consummated as of May 26, 2005. The
Reporting  Persons  retain  complete,  independent  economic  control over their respective  investments in the Note and the Warrant as contemplated  herein, and none  of them  has  made  any  specific  agreement,  commitment  or  arrangement regarding  disposition  of the Note,  the  Warrant  or  shares  of Common  Stock issuable upon conversion or exercise thereof.

          Pursuant to Rule  13d-1(k)  promulgated  under the  Exchange  Act, the
Reporting  Persons  have  entered  into an  agreement  with respect to the joint filing of this  Schedule  13D and any  amendment  or  amendments  hereto,  which agreement is included as an exhibit hereto.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1.  Senior Subordinated  Secured Convertible  Note and  Warrant Purchase
            Agreement, dated as of May 26, 2005.

Exhibit 2.  Senior Subordinated Secured Convertible Note.

Exhibit 3.  Common Stock Purchase Warrant.

Exhibit 4.  Schedule 13D Joint Filing Agreement.

                                  SCHEDULE 13D
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                              SIGNATURES

            After reasonable inquiry and to the best of our knowledge
and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

June 2, 2005

                                        /s/ Peter E. Salas
                                        ----------------------------------------
                                            PETER E. SALAS

                                     DOLPHIN MANAGEMENT INC.

                                     By: /s/ Peter E. Salas
                                        ----------------------------------------
                                     Name:   Peter E. Salas
                                     Its:    President

                                     DOLPHIN ADVISORS, LLC

                                     By:  Dolphin Management Inc.
                                     Its: Managing Member

                                     By:/s/ Peter E. Salas
                                        ----------------------------------------
                                     Name:  Peter E. Salas
                                     Its:   President

                                     DOLPHIN DIRECT EQUITY PARTNERS, LP

                                     By:  Dolphin Advisors, LLC
                                     Its: Managing Partner

                                     By:  Dolphin Management Inc.
                                     Its: Managing Member

                                     By: /s/ Peter E. Salas
                                        ----------------------------------------
                                     Name:   Peter E. Salas
                                     Its:    President